Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

GRANT OF OPTIONS

Pursuant to rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”), Semiconductor Manufacturing International Corporation (the “Company”) announces that on 23 February 2010, an aggregate of 467,157,925 share options (“Options”) to subscribe for ordinary shares of par value US$0.0004 each in the capital of the Company (the “Shares”) were conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, under its 2004 Stock Option Plan adopted on 18 March 2004 (the “Share Option Scheme”). If any grant of the Options as detailed in section B below has not been accepted by any particular grantee or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the particular grantee would not proceed or be effective for legal and regulatory purposes.

A. Special Options grant

The Company announces that on 23 February 2010, the Company has conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, (i) an aggregate of 213,593,256 Options to subscribe for Shares under the Share Option Scheme, and (ii) restricted share units (“Restricted Share Units”) in respect of a total of 114,217,678 Shares under its 2004 Equity Incentive Plan adopted on 18 March 2004 (the “Equity Incentive Plan”). The aforesaid Options and Restricted Share Units are intended to replace the 223,388,893 share options purportedly granted at HK$0.27 per share as of 17 February 2009 as disclosed in the Company’s announcement dated 17 February 2009 as such options were improperly granted.

The following are the details of the Options granted:

Date of grant:	23 February 2010
Exercise price of the Options:
the higher of (a) the closing market
price of the Shares on the Stock
Exchange as stated in the daily
quotation sheet of the Stock Exchange
(the “Closing Price”) on 23 February
2010 and (b) the average Closing
Price for the period from 12 February
2010 to 22 February 2010 (both days
inclusive), being HK$0.68

Number of Options granted:	213,593,256 Options
Closing price of the Shares on the date of grant:	HK$0.77 per Share
Validity period of the Options:
The Options are valid for a period of
10 years commencing on 23 February
2010, subject to earlier termination
as provided under the Share Option
Scheme and applicable award
documents.
For the grant of Options to employees
of the Company and its subsidiaries,
(i) 50% of the Options are
exercisable on 1 March 2010 subject
to earlier termination and other
terms and conditions, as provided
under the Share Option Scheme and any
other applicable award documents, and
(ii) 50% of the Options are
exercisable on 1 March 2011 subject
to earlier termination and other
terms and conditions, as provided
under the Share Option Scheme and any
other applicable award documents.

No members of the board of directors of the Company (“Directors”) received any awards of Options or Restricted Share Units pursuant to this special grant.

B. Ordinary Options grant

The Company announces that on 23 February 2010, an aggregate of 253,564,669 Options to subscribe for Shares were conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, under the Share Option Scheme. If any grant of the Options as detailed below has not been accepted by any particular grantee or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the particular grantee would not proceed or be effective for legal and regulatory purposes. The following are the details of the Options granted:

Date of Grant:	23 February 2010
Exercise price of the Options
the higher of (a) the closing
market price of the Shares on
the Stock Exchange as stated in
the daily quotation sheet of the
Stock Exchange (the “Closing
Price”) on 23 February 2010 and
(b) the average Closing Price
for the period from 12 February
2010 to 22 February 2010 (both
days inclusive), being HK$0.68

Number of Options granted:	253,564,669 Options
Closing price of the Shares on the date of grant:	HK$0.77 per Share
Validity period of the Options:
The Options are valid for a
period of 10 years commencing on
23 February 2010, subject to
earlier termination as provided
under the Share Option Scheme
and applicable award documents.
For the grant of Options to
non-Director employees of the
Company, (i) certain of such
employees may exercise their
Options on the expiry of 2 years
after the respective vesting
commencement dates applicable to
the employees and (ii) certain
of such employees may exercise
their Options on the expiry of 1
year after the respective
vesting commencement dates
applicable to the employees, in
each case subject to earlier
termination and other terms and
conditions, as provided under
the Share Option Scheme and any
other applicable award
documents.
For grant of Options to
Directors, the Options are
exercisable at the earliest on
the expiry of 1 year after 23
February 2010 subject to earlier
termination and other terms and
conditions, as provided under
the Share Option Scheme and any
applicable award documents.

Among the total 253,564,669 Options, 84,641,695 Options were conditionally granted to the Directors and Chief Executive, subject to acceptance of the grantees and compliance with applicable laws and regulations, with details as follows:

Name of Directors	Position	Number of Options
Jiang Shang Zhou	Chairman of the Board of Directors and Independent Non-Executive Director	15,674,388
David N. K. Wang	President, Chief Executive Officer and Executive Director	62,697,553
Tsuyoshi Kawanishi	Independent Non-Executive Director	3,134,877
Lip-Bu Tan	Independent Non-Executive Director	3,134,877

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
24 February 2010